FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

September 11, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

September 11, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to announce new assay results on 2,544 metres of diamond drilling completed over nine holes on its Dixie Lake Property (the “Property”) in the Red Lake District of Ontario, Canada. High grade gold intervals characteristic of a Red Lake vein type deposit have been intersected at depth. The results extend existing mineralized zones and intersected a number of significant anomalous gold zones that indicate the potential for additional mineralization.
     88-04 Zone – confirms extension of zone, identifies new mineralization
     Main Zone – results confirm depth extension; sulphide stringer mineralization intercepted

The 1,664 hectare Dixie Lake Property is located, approximately 16 miles south of Goldcorp’s 11 million ounce Red Lake Mine. The 2007 drill program, which began on the Property in May, is focused on following previously intersected mineralization throughout the entire Property as well as several untested identified target areas. These areas represent high-grade gold mineralization similar to that found elsewhere in the Red Lake Mining District.

Grandview Gold President and CEO Paul Sarjeant comments, “Confirmation of the 88-04 Zone and the Main Zone is significant in that it means those zones are still open, that they haven’t been closed off at depth or laterally. This of course bodes well for future exploration. What is exciting too is that we continue to find new, previously un-discovered areas of mineralization such as those reported for Hole DC-10-07 earlier in this drill program (see News Release dated 08/14/2007). There we discovered three quartz veins with visible gold, including a 2.86 metre interval grading 22.90 grams gold per tonne.” See Image 1.

88-04 Zone
Drill hole DC-01-07 was drilled to test the ‘up-dip’ extension of gold mineralization intersected previously by Teck in 1989 (and to also test the easternmost extension of the 88-04 Zone.

The first of two intersections comprise a strong silicified zone with an overall grade of 2.40 g/T over 6.82 m (184.18-191.0 m). Included within this zone are higher grade assays of 9.25 g/T and 6.02 g/T both over 1 m widths and represents a newly discovered area of mineralization.

The second zone intersected is the 88-04 zone and consists of sulphide stringers (pyrrhotite- arsenopyrite-chalcopyrite) in argillic rocks. These revealed an average grade of 1.57 g/T over a drill width of 13.13 m (325.0-338.13m). Included within this intersect are two higher grade mineralized zones of 2.79 g/T and 4.52 g/T over 2 m and 3 m respectively. These results confirm the eastern extension of the 88-04 zone.

Grandview Gold Inc.

Drill hole DC-02-07 was drilled to test the ‘down-dip’ extension of anomalous gold intersected in previous holes DC 2005-14 (Grandview Gold Inc) and DDH 89-30 (Teck). The mineralization consists of a sulphidic argillite with an average grade of 1.70 g/T over 2.5 m (172.5 -175.0 m), with a higher grade intersect of 2.80 g/T over 1.0 m (173.5 -174.5 m). These results confirm the lateral continuity of mineralization present down-dip from previous drilling.

Drill hole DC-03-07 was drilled to test the western extension of the 88-04 zone. Three gold bearing units were cut and grade between 0.75 and 0.11 g/T. Grandview is encouraged by the discovery of new gold mineralization and reflects the western extension of the 88-04 zone. Further investigation is planned in order to continue extending the 88-04 zone in that direction.

Main Zone
Hole DC-04-07 was drilled to test a magnetic high and a coincident weak Au-MMI response southeast of the Main Zone. Two important gold intersections were identified. The ‘Main Zone’ horizon was sampled between 76 and 97 m depth and consists of a sulphide-rich argillite that graded at 1.17 g/T over 1 m (82.0 -83.0 m). Unexpected quartz veining and sulphide mineralization was also intersected deeper (from 209.0 -228.0 m downhole) in drill hole DC-04-07. This 19 metre wide zone was anomalous in gold throughout with the best interval returning 5.02 g/T over 2 m (216.0 -218.0 m). Post split analysis identified visible gold within quartz veining. The deeper silica alteration zone shows potential for previously undiscovered mineralization on the Dixie Lake property.

Two other holes (DC-05-07 and DC-06-07) have been completed on the northern end of the ‘Main Zone’, following up on a 2 m continuous chip sample that ran 6.29 g/T (with a lab duplicate of 7.45 g/T). Hole DC-05-07 intersected a gold bearing zone in a sulphide bearing argillite and sulphide stringer mineralization in basaltic rocks. The Company believes that the sulphide stringers may lead to more extensive mineralization and will be following up in future drilling.

Hole DC-06-07 intersected a gold bearing, sulphide rich fault in basalt grading 2.07 g/T over 1.0 m (138.16 -139.16) . These results confirm the depth extension of the Main Zone mineralization.

South Zone
Hole DC-07-07 was drilled to tests a pronounced Au-MMI response and co-incident magnetic low. A sulphidized iron formation (25.7 -26.55 m), a fault (29.4 -29.8 m) and a semi-massive to massive sulphide interval (158.63 -159.46 m) were intersected. It was confirmed that the magnetic low is due to silica alteration.

Hole DC-08-07 intersected a thick interval of sulphidized black argillite with basaltic rocks that have been intruded by several quartz porphyry sills of the South Zone between 105.4 -201.6 m depth. The South Zone was a prime drilling target for the Company as sulphidized argillites have been known to host respectable gold grades, as determined in DC-01-07. The Company believes that the occurrence of several sulphide rich intervals could lead to more significant gold grade mineralization as the drilling program continues.

In order to extend the South Zone towards the southwest, hole DC-09-07 was positioned 100 m in that direction. Significant gold bearing rocks were intersected that comprise a 30 cm wide sulphide rich quartz vein in basalt. The zone grades 1.06 g/T over 1.6 m (216.42 -218.02 m) with the quartz vein grading 2.47 g/T over 0.6 m (Table 1).

Summary
In summary, Grandview Gold Inc. is very pleased by Dixie Lake results to date; in particular the two significant intersects within DC-01-07, the numerous anomalous mineralized zones in the 88-04 zone drilling and the previously undiscovered alteration/mineralized zones intersected in other drill holes, and is optimistic about future drilling on the Property.

With regards to the South Zone, overall sampling results should provide greater insight and control of the gold mineralization in this area. Additional assay results are pending for holes DC-11-07 to DC-14-07, which were drilled in the northern and eastern (the Au MMI-east anomaly) sector of the Dixie Lake property. Assay results are also pending from holes DC-15-07 to DC-18-07 that were drilled near the South Zone.

Grandview Gold Inc.

Image 1. Visible Gold in Dixie Lake Hole #DC-10-07 indicates new zone of mineralization.
Refer to Grandview News Release of 08/14/07 for initial results of the 2007 drill program.

Sampling
Note: Samples were selected, split by diamond saw, sealed, secured and personally delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis by fire assay atomic absorption (FAA303) or gravimetric finish (FAG303) are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B) is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101.

About the Dixie Lake Project
The 1,664 hectare Dixie Lake property is a mid-stage exploration project located just 16 miles south of Goldcorp's prolific Red Lake Mine, one of the richest, lowest cost production gold mines in the world with annual production of 600,000 ounces gold and 11 million ounces to date. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$20 billion at today's prices.

The Dixie Lake Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer, until Grandview purchased an option from Fronteer Development Group, to earn a 51% interest. The Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property prior to Grandview's participation, generated economically interesting gold grades in three dimensions. Teck Corporation, who formerly operated the property, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold (0.5 opt) over 2.83 metres (9.3 feet) (from DL89-09) at depths of less than 50 metres. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

Item 5.	Full Description of Material Change

September 11, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to announce new assay results on 2,544 metres of diamond drilling completed over nine holes on its Dixie Lake Property (the “Property”) in the Red Lake District of Ontario, Canada. High grade gold intervals characteristic of a

Grandview Gold Inc.

Red Lake vein type deposit have been intersected at depth. The results extend existing mineralized zones and intersected a number of significant anomalous gold zones that indicate the potential for additional mineralization.

     88-04 Zone – confirms extension of zone, identifies new mineralization
     Main Zone – results confirm depth extension; sulphide stringer mineralization intercepted

The 1,664 hectare Dixie Lake Property is located, approximately 16 miles south of Goldcorp’s 11 million ounce Red Lake Mine. The 2007 drill program, which began on the Property in May, is focused on following previously intersected mineralization throughout the entire Property as well as several untested identified target areas. These areas represent high-grade gold mineralization similar to that found elsewhere in the Red Lake Mining District.

Grandview Gold President and CEO Paul Sarjeant comments, “Confirmation of the 88-04 Zone and the Main Zone is significant in that it means those zones are still open, that they haven’t been closed off at depth or laterally. This of course bodes well for future exploration. What is exciting too is that we continue to find new, previously un-discovered areas of mineralization such as those reported for Hole DC-10-07 earlier in this drill program (see News Release dated 08/14/2007). There we discovered three quartz veins with visible gold, including a 2.86 metre interval grading 22.90 grams gold per tonne.” See Image 1.

Three zones have been drilled to date in 2007. Results from the first nine holes are presented in Table 1.

Table 1. Significant drilling results from the Dixie Lake property.
DDH #	From	To	Width‡ (m)	Au g/T	Lithology
DC-01-07	184.18	191.00	6.82	2.40	Silica alteration zone
incl	185.35	186.35	1.00	9.25	Silica alteration zone
incl	187.50	188.50	1.00	6.02	Silica alteration zone
DC-01-07	325.00	338.13	13.13	1.57	Sulphide rich argillite (88-04)
incl	331.63	333.63	2.00	2.79	Sulphide rich argillite (88-04)
incl	334.63	337.63	3.00	4.52	Sulphide rich argillite (88-04)
DC-02-07	172.50	175.00	2.50	1.70	Sulphide rich argillite
incl	173.50	174.50	1.00	2.80	Sulphide rich argillite
DC-04-07	82.00	83.00	1.00	1.17	Sulphide rich argillite (Main Zone)
DC-04-07	216.00	218.00	2.00	5.02	Intense quartz veining
DC-06-07	138.16	139.16	1.00	2.07	Mineralized fault
DC-09-07	216.42	218.02	1.60	1.06	Sulphide rich quartz vein in basalt
incl	217.42	218.02	0.60	2.47	Mineralized quartz vein
‡Note that all widths are drill intercept lengths.

88-04 Zone
Drill hole DC-01-07 was drilled to test the ‘up-dip’ extension of gold mineralization intersected previously by Teck in 1989 (and to also test the easternmost extension of the 88-04 Zone.

The first of two intersections comprise a strong silicified zone with an overall grade of 2.40 g/T over 6.82 m (184.18 -191.0 m). Included within this zone are higher grade assays of 9.25 g/T and 6.02 g/T both over 1 m widths and represents a newly discovered area of mineralization.

The second zone intersected is the 88-04 zone and consists of sulphide stringers (pyrrhotite-arsenopyrite-chalcopyrite) in argillic rocks. These revealed an average grade of 1.57 g/T over a drill width of 13.13 m (325.0 -338.13m) . Included within this intersect are two higher grade mineralized zones of 2.79 g/T and 4.52 g/T over 2 m and 3 m respectively. These results confirm the eastern extension of the 88-04 zone.

Grandview Gold Inc.

Drill hole DC-02-07 was drilled to test the ‘down-dip’ extension of anomalous gold intersected in previous holes DC 2005-14 (Grandview Gold Inc) and DDH 89-30 (Teck). The mineralization consists of a sulphidic argillite with an average grade of 1.70 g/T over 2.5 m (172.5 -175.0 m), with a higher grade intersect of 2.80 g/T over 1.0 m (173.5 -174.5 m). These results confirm the lateral continuity of mineralization present down-dip from previous drilling.

Drill hole DC-03-07 was drilled to test the western extension of the 88-04 zone. Three gold bearing units were cut and grade between 0.75 and 0.11 g/T. Grandview is encouraged by the discovery of new gold mineralization and reflects the western extension of the 88-04 zone. Further investigation is planned in order to continue extending the 88-04 zone in that direction.

Main Zone
Hole DC-04-07 was drilled to test a magnetic high and a coincident weak Au-MMI response southeast of the Main Zone. Two important gold intersections were identified. The ‘Main Zone’ horizon was sampled between 76 and 97 m depth and consists of a sulphide-rich argillite that graded at 1.17 g/T over 1 m (82.0 -83.0 m). Unexpected quartz veining and sulphide mineralization was also intersected deeper (from 209.0 -228.0 m downhole) in drill hole DC-04-07. This 19 metre wide zone was anomalous in gold throughout with the best interval returning 5.02 g/T over 2 m (216.0 -218.0 m). Post split analysis identified visible gold within quartz veining. The deeper silica alteration zone shows potential for previously undiscovered mineralization on the Dixie Lake property.

Two other holes (DC-05-07 and DC-06-07) have been completed on the northern end of the ‘Main Zone’, following up on a 2 m continuous chip sample that ran 6.29 g/T (with a lab duplicate of 7.45 g/T). Hole DC-05-07 intersected a gold bearing zone in a sulphide bearing argillite and sulphide stringer mineralization in basaltic rocks. The Company believes that the sulphide stringers may lead to more extensive mineralization and will be following up in future drilling.

Hole DC-06-07 intersected a gold bearing, sulphide rich fault in basalt grading 2.07 g/T over 1.0 m (138.16 -139.16) . These results confirm the depth extension of the Main Zone mineralization.

South Zone
Hole DC-07-07 was drilled to tests a pronounced Au-MMI response and co-incident magnetic low. A sulphidized iron formation (25.7 -26.55 m), a fault (29.4 -29.8 m) and a semi-massive to massive sulphide interval (158.63 -159.46 m) were intersected. It was confirmed that the magnetic low is due to silica alteration.

Hole DC-08-07 intersected a thick interval of sulphidized black argillite with basaltic rocks that have been intruded by several quartz porphyry sills of the South Zone between 105.4 -201.6 m depth. The South Zone was a prime drilling target for the Company as sulphidized argillites have been known to host respectable gold grades, as determined in DC-01-07. The Company believes that the occurrence of several sulphide rich intervals could lead to more significant gold grade mineralization as the drilling program continues.

In order to extend the South Zone towards the southwest, hole DC-09-07 was positioned 100 m in that direction. Significant gold bearing rocks were intersected that comprise a 30 cm wide sulphide rich quartz vein in basalt. The zone grades 1.06 g/T over 1.6 m (216.42 -218.02 m) with the quartz vein grading 2.47 g/T over 0.6 m (Table 1).

Summary
In summary, Grandview Gold Inc. is very pleased by Dixie Lake results to date; in particular the two significant intersects within DC-01-07, the numerous anomalous mineralized zones in the 88-04 zone drilling and the previously undiscovered alteration/mineralized zones intersected in other drill holes, and is optimistic about future drilling on the Property.

With regards to the South Zone, overall sampling results should provide greater insight and control of the gold mineralization in this area. Additional assay results are pending for holes DC-11-07 to DC-14-07, which were drilled in the northern and eastern (the Au MMI-east anomaly) sector of the Dixie Lake property. Assay results are also pending from holes DC-15-07 to DC-18-07 that were drilled near the South Zone.

Grandview Gold Inc.

Image 1. Visible Gold in Dixie Lake Hole #DC-10-07 indicates new zone of mineralization.
Refer to Grandview News Release of 08/14/07 for initial results of the 2007 drill program.

Sampling
Note: Samples were selected, split by diamond saw, sealed, secured and personally delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis by fire assay atomic absorption (FAA303) or gravimetric finish (FAG303) are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B) is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101.

About the Dixie Lake Project
The 1,664 hectare Dixie Lake property is a mid-stage exploration project located just 16 miles south of Goldcorp's prolific Red Lake Mine, one of the richest, lowest cost production gold mines in the world with annual production of 600,000 ounces gold and 11 million ounces to date. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$20 billion at today's prices.

The Dixie Lake Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer, until Grandview purchased an option from Fronteer Development Group, to earn a 51% interest. The Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property prior to Grandview's participation, generated economically interesting gold grades in three dimensions. Teck Corporation, who formerly operated the property, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold (0.5 opt) over 2.83 metres (9.3 feet) (from DL89-09) at depths of less than 50 metres. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Grandview Gold Inc.

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 11th day of September 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.